K9
3/6

07002178

UNITED STATES
[SE]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53459

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Investment Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Bayshore Boulevard, Suite 100
(No. and Street)

Tampa (City) Florida (State) 33606 (Zip Code)

RECEIVED FEB 26 2007 WASH, D.C. 202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fenn Giles (813) 872-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dwight Darby & Company
(Name – *if individual, state last, first, middle name*)

611 S. Magnolia Avenue (Address) Tampa (City) Florida (State) 33606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Brannan, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Investment Advisers, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Patricia K. Mercer
MY COMMISSION # DD287220 EXPIRES
May 27, 2008
BONDED THRU TROY FAIN INSURANCE, INC.

[signature]
Signature

Secretary/Treasurer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON EXAMINATION

OF

FLORIDA INVESTMENT ADVISERS, INC.

TAMPA, FLORIDA

DECEMBER 31, 2006

DwightDarby&Company
Certified Public Accountants

February 15, 2007

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have completed an examination of Florida Investment Advisers, Inc. in accordance with rule 17a-5 under the Securities Exchange Act of 1934.

The attached report of our examination, which was performed as of December 31, 2006, is presented in two parts:

Part I - Report on Examination of Financial Statements

Part II - Report on Internal Control

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com

PART I

REPORT ON EXAMINATION

OF

FINANCIAL STATEMENTS

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF
THE TAMPA BANKING COMPANY)

TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2006 AND 2005

CONTENTS

DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 15, 2007

Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Florida Investment Advisers, Inc. (FIA), a wholly owned subsidiary of The Tampa Banking Company, as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of FIA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisers, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2006	DECEMBER 31, 2005
ASSETS		
Cash and cash equivalents	$ 844,797	$ 484,898
Investment securities held to maturity, at cost	498,894	749,019
Fees and commissions receivable	161,063	97,332
Refundable deposit and rebates receivable	-	68,827
Clearing deposit	100,000	100,000
Antiques and software, net of accumulated amortization of $4,881 and $2,834, respectively	36,523	31,002
Property and equipment, net of accumulated depreciation of $117,151 and $99,025, respectively	45,855	27,460
Deferred taxes	6,988	6,988
Prepaid expenses	13,782	12,722
Total assets	$ 1,707,902	$ 1,578,248
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 146,320	$ 114,489
Income taxes payable	23,729	45,354
Total liabilities	170,049	159,843
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized; issued and outstanding 7,500 shares	7,500	7,500
Additional paid-in capital	419,959	408,379
Retained earnings	1,110,394	1,002,526
Total stockholder's equity	1,537,853	1,418,405
COMMITMENTS AND CONTINGENCIES		
	$ 1,707,902	$ 1,578,248

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2006	2005
REVENUES		
Management fees	$ 841,487	$ 864,631
Brokerage income	798,142	837,115
Sweep fee income	729,769	480,460
Fee income from The Bank of Tampa trust department	168,513	92,144
Interest and dividend income	50,108	31,529
Commissions on life insurance sales	14,681	11,306
Total revenues	2,602,700	2,317,185
EXPENSES		
Salaries, commissions and related expenses	1,108,863	1,080,031
Administrative operating expenses	256,233	213,881
Occupancy expenses	241,289	213,815
Clearing and exchange fees	119,241	78,822
Total expenses	1,725,626	1,586,549
INCOME BEFORE PROVISION FOR INCOME TAXES	877,074	730,636
PROVISION FOR INCOME TAXES	319,206	276,707
NET INCOME	$ 557,868	$ 453,929

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	TOTAL STOCKHOLDER'S
	SHARES	AMOUNT	CAPITAL	EARNINGS	EQUITY
BALANCE, DECEMBER 31, 2004	7,500	$ 7,500	$ 408,379	$ 823,597	$ 1,239,476
DIVIDENDS PAID	-	-	-	(275,000)	(275,000)
NET INCOME	-	-	-	453,929	453,929
BALANCE, DECEMBER 31, 2005	7,500	7,500	408,379	1,002,526	1,418,405
SHARE-BASED COMPENSATION	-	-	11,580	-	11,580
DIVIDENDS PAID	-	-	-	(450,000)	(450,000)
NET INCOME	-	-	-	557,868	557,868
BALANCE, DECEMBER 31, 2006	7,500	$ 7,500	$ 419,959	$ 1,110,394	$ 1,537,853

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 557,868	$ 453,929
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	22,568	23,146
Amortization of premium	125	812
Share-based compensation	11,580	-
(Increase) decrease in:		
Fees and commissions receivable	(63,731)	16,473
Refundable deposit and rebates receivable	68,827	(68,827)
Clearing deposit	-	(50,000)
Deferred income taxes	-	(3,758)
Prepaid expenses	(1,060)	4,705
Increase (decrease) in:		
Accounts payable and accrued expenses	31,831	(46,026)
Income taxes payable	(21,625)	26,856
Total adjustments	48,515	(96,619)
Net cash provided by operating activities	606,383	357,310
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investment securities held to maturity	(1,500,000)	(2,250,000)
Proceeds from maturities of investment securities held to maturity	1,750,000	2,300,000
Purchases of software	(7,568)	-
Purchases of property and equipment	(38,916)	(9,679)
Net cash provided by investing activities	203,516	40,321
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(450,000)	(275,000)
Net cash used in financing activities	(450,000)	(275,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	359,899	122,631
CASH AND CASH EQUIVALENTS - BEGINNING	484,898	362,267
CASH AND CASH EQUIVALENTS - ENDING	$ 844,797	$ 484,898
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 340,831	$ 253,609

See Notes to Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Florida Investment Advisers, Inc. (FIA) was incorporated on May 30, 1995 in the State of Florida. FIA's principal business is to provide investment supervisory services and broker/dealer services as an introducing broker/dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is a member of the National Association of Securities Dealers, Inc. (NASD). FIA is a wholly owned subsidiary of The Tampa Banking Company (Company), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a bank holding company.

Income Recognition - Management fees, brokerage income, sweep fee income and other fees are recorded as earned and when collection is reasonably assured.

Cash and Cash Equivalents - Cash and cash equivalents consist principally of cash and interest bearing money market accounts with maturities of three months or less. For purposes of the statements of cash flows, all highly liquid investments are considered to be cash equivalents.

Investment Securities - Securities classified as held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. FIA has the positive intent and ability to hold these securities to maturity, which in most cases is less than one year. At December 31, 2006 and 2005, fair value approximated cost for held to maturity securities.

Interest on securities, including amortization of premiums and accretion of discounts, are included in interest income using the interest method over the period to maturity.

Receivables - Receivables are carried at their estimated collectible amounts and credit is generally extended on a short-term basis; thus receivables do not bear interest. Receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition.

FIA uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Receivables are charged against the allowance account when such receivables are deemed to be uncollectible.

There was no allowance for bad debts for the years ending December 31, 2006 and 2005.

Property and Equipment - FIA's property and equipment are stated at cost less accumulated depreciation. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense has been computed using the straight-line method over the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation - The Company maintains performance incentive plans under which incentive options are granted primarily to certain officers and key employees of FIA. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which replaced SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

Effective January 1, 2006, FIA began expensing employee share-based compensation as required by SFAS No. 123(R) using the fair value method prospectively for all awards granted, modified, or settled on or after January 1, 2006. The fair value at grant date of share-based compensation is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized using the straight-line method over the share-based compensation vesting period. The impact of the implementation of SFAS No. 123(R) results in $6,990 of compensation expense for the year ended December 31, 2006. Prior to January 1, 2006, FIA applied APB Opinion No. 25 and, as a result, has provided proforma disclosures of net income and other disclosures, as if the fair value based method of accounting had been applied. (See Note 3)

Income Taxes - The provision for income taxes charged against earnings relates to all items of revenue and expense recognized for financial accounting purposes during each of the years. The actual current tax liability may be less than the charge against earnings due to the effect of timing differences between financial and tax accounting, resulting in deferred income taxes. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

FIA files a consolidated tax return with the Company and The Bank of Tampa (Bank), an entity affiliated with FIA through common ownership. The provision for income taxes in FIA's Statements of Income has been allocated on the basis of what their expense would have been if they filed separately.

Concentrations of Credit Risk - Financial instruments which potentially subject FIA to concentrations of credit risk consist principally of cash and cash equivalents. FIA places its cash and temporary cash investments with high quality financial institutions.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During 2006, there was no one customer that represented 10% or more of total revenues earned. During 2005, FIA provided services to one customer that represented 10% of total revenues earned. Services for this customer terminated in August 2005.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising costs - All of the FIA's advertising costs are nondirect-response costs and are expensed as incurred. Advertising costs for the years ended December 31, 2006 and 2005 were $6,102 and $5,276, respectively.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2006 and 2005, property and equipment consisted of the following:

	2006	2005
Furniture and equipment	$ 141,779	$ 122,036
Leasehold improvements	21,227	4,449
	163,006	126,485
Less accumulated depreciation	117,151	99,025
	$ 45,855	$ 27,460

NOTE 3 - EMPLOYEE BENEFIT PLANS

FIA has adopted the Employee Stock Ownership Plan (ESOP), 401(k) Plan and the 2000 Employee Incentive Stock Option Plan (2000 ISO) and the 2006 Stock Incentive Plan (2006 ISO) of the Company. All of these plans are typical in nature and are more fully described in the individual plan documents.

Employee Stock Ownership Plan - The Company has an ESOP which covers substantially all full-time employees of FIA. The annual contribution to the ESOP is determined by the Board of Directors. The contribution expense was $38,000 and $43,843 for the years ended December 31, 2006 and 2005, respectively. On August 18, 1995, a favorable ruling from the Internal Revenue Service on the ESOP's tax-exempt status was obtained.

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

At December 31, 2006, 158,219 shares of the Company stock are held by the Employee Stock Ownership Trust, which was established to fund the ESOP.

Employer contributions are allocated among the accounts of participants entitled in the ratio which their adjusted compensation is to total adjusted compensation of all participants. Adjusted compensation is total remuneration paid to the participant each year plus any deferred under the 401(k) Plan up to IRS limits.

401(k) Plan - The 401(k) Plan covers all employees with three months of service and over 21 years of age. Participants may contribute up to 30% of their salary subject to limits prescribed by the Internal Revenue Code. FIA may make discretionary matching or profit sharing contributions at year end. The contribution and expense incurred on behalf of the 401(k) Plan was $14,638 and $14,209 for the years ended December 31, 2006 and 2005, respectively.

Employee Stock Purchase Plan - Effective June 1, 2006, the Board of Directors of the Company approved an Employee Stock Purchase Plan (ESPP) for the benefit of certain senior officers of FIA. The ESPP permits any eligible officer to subscribe for shares of stock of the Company during the year up to 10% of the officer's annual salary. The officer may then decide to purchase the subscribed shares or a lesser amount, or none at all during the last week of the year at a purchase price set at the date the officer elected to participate in the ESPP. The related shares are considered issued and outstanding when purchased for accounting purposes. For the year ended December 31, 2006, share-based compensation expense of $2,863, net of income taxes of $1,727, was incurred related to the ESPP.

Employee Incentive Stock Option Plan - The 2000 ISO covers eligible employees of FIA. The annual award is determined by the Board of Directors of the Company and cannot exceed 300,000 shares in the aggregate. Options granted become vested and exercisable at 25% per year, commencing on the first anniversary of the effective date of the grant and each anniversary thereafter. Options must be exercised within 10 years after granted. The related shares are considered issued and outstanding when exercised for accounting purposes. On December 13, 2005, the Board of Directors approved an amendment to the 2000 ISO allowing all options issued to employees prior to January 1, 2006 to be fully vested as of December 13, 2005, except for those options that would cause the holder to vest total exercise value in excess of $100,000 during 2005.

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

Effective October 19, 2006, the Company adopted the 2006 ISO covering eligible employees of FIA. The annual award determined by the Board of Directors of the Company, cannot exceed 250,000 authorized and unissued shares or treasury shares, in the aggregate, and includes Incentive Stock Options, Nonqualified Stock Options, Restricted Shares, Stock Appreciation Rights, Performance Shares and Performance Units. For the year ended December 31, 2006, only Incentive Stock Options were issued. Each award expires on the earlier of the date specified in the award agreement or the expiration of ten years from the date of grant and shall be fully vested five years after the award grant date. The related shares are considered issued and outstanding when exercised for accounting purposes.

The following summarizes the options for the 2000 ISO and 2006 ISO for the years ended December 31, 2006 and 2005:

DECEMBER 31, 2006

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	14,700	$37.77
Granted	1,250	73.00
Exercised	(1,300)	37.58
Forfeited	-	-
Outstanding at end of year	14,650	40.79
Nonvested at beginning of year	1,754	$44.27
Granted	1,250	73.00
Vested	(460)	44.00
Forfeited	-	-
Nonvested at end of year	2,544	58.44

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/06	Share-Based Compensation Yet to be Recognized	Weighted-Average Remaining Contractual Life	Number Exercisable at 12/31/06	Weighted-Average Exercise Price
$31 - $73	14,650	$34,706	6.73 years	12,106	$37.09

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

DECEMBER 31, 2005	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	11,200	$35.43
Granted	3,900	45.25
Exercised	-	-
Forfeited	(400)	45.25
Outstanding at end of year	14,700	37.77

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/05	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER EXERCISABLE AT 12/31/05	WEIGHTED-AVERAGE EXERCISE PRICE
$31 - $45.25	14,700	7.45 years	12,862	$36.88

The fair value of the options is determined by the Compensation/Benefits Committee of the Company. Effective January 1, 2006, FIA applies SFAS No. 123(R) in accounting for its performance incentive plans. Prior to January 1, 2006, FIA applied APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost was recognized in 2005. Had compensation cost been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, the net income and earnings per common share on net income of FIA would have been reduced to the proforma amounts indicated below:

	2005
Net income -	
As reported	$ 453,929
Proforma	$ 382,061

In determining the proforma disclosures in the previous table, the fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model and assumptions appropriate to each plan. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. The weighted average grant date fair values of the options granted during 2006 and 2005 were based on the assumptions below:

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

	2006	2005
Volatility	5.86 - 6.62%	5.86 - 6.63%
Risk-free interest rate	3.74 - 4.92%	3.74 - 5.08%
Dividend yield	.00 - .94%	.17 - .86%
Expected lives (years)	4 -10	6 -10

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

	2006	2005
Income tax expense (benefit):		
Current:		
Federal	$ 272,550	$ 239,472
State	46,656	40,993
	319,206	280,465
Deferred	-	(3,758)
Provision for income taxes	$ 319,206	$ 276,707

Deferred income tax benefit arises from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences are depreciation, amortization and accrued vacation compensation. The tax effect of these temporary differences created deferred tax assets at December 31, 2006 and 2005.

NOTE 5 - RELATED PARTY TRANSACTIONS

FIA has entered into agreements with the Bank for certain services and rental of office space. Pursuant to these agreements, FIA paid certain overhead expenses and rent to the Bank in the amount of $195,718 and $177,684 during the years ended December 31, 2006 and 2005, respectively.

FIA provides investment management services to the Bank's Trust Department for an annual fee equal to the greater of (a) $2,500, or (b) an amount based on the asset valuation of each account being managed, plus a guaranteed minimum aggregate fee of $36,000 per year. For the years ended December 31, 2006 and 2005, $168,513 and $92,144, respectively, were received as fees.

FIA manages the Bank's investment portfolio for an annual fee of $78,000. In addition, FIA offers investment management services to officers, directors and employees of FIA and the Bank. These services are provided under the same terms and conditions as those offered to all customers. The amount of income derived from these services to related individuals is less than 2% of total revenues.

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

The Bank employees may refer customers and other members of the general public to FIA and receive a nominal referral fee for a qualified referral. For the years ended December 31, 2006 and 2005, $17,097 and $8,009, respectively, were paid as fees.

During the years ended December 31, 2006 and 2005, $20,646 and $2,664, respectively, were paid for the cost of equipment to a company in which a Director of TBC has a 25% ownership interest.

NOTE 6 - NET CAPITAL REQUIREMENTS

FIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, FIA had net capital of $1,241,812, which was $991,812 in excess of its required net capital of $250,000. FIA's net capital ratio was .1 to 1. At December 31, 2005, FIA had net capital of $1,157,032, which was $907,032 in excess of its required net capital of $250,000. FIA's net capital ratio was .1 to 1. Accordingly, at December 31, 2006 and 2005, FIA was in compliance with the net capital requirement.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

FIA is obligated for the lease of its office space to the Bank until September 30, 2007. Rent expense is $13,699 per month through the end of the lease. The lease automatically renews annually.

FIA occasionally becomes involved in various lawsuits and is subject to certain contingencies in the normal course of business. FIA's management intends to vigorously defend any claims which may be asserted.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, FIA's customer and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose FIA to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (Continued)

FIA's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FIA's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose FIA to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, FIA may be required to purchase or sell the financial instruments of the deficient customer, at prevailing market prices, in order to fulfill the customer's obligations.

In accordance with industry practice, FIA records customer transactions on a settlement-date basis, which is generally three business days after the transaction date. FIA is therefore exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case FIA may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon FIA's financial condition.

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2006

SUPPLEMENTAL INFORMATION

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Net capital		
Total stockholder's equity		$ 1,537,853
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers and dealers	$ 90,790	
Property and equipment, net and antiques	76,857	
Other assets	45,761	
	213,408	
Other deductions and/or charges	70,000	
		283,408
Net capital before haircuts on securities positions (tentative net capital)		1,254,445
Haircuts on securities		
Trading and investment securities		12,633
Net capital		$ 1,241,812
Aggregate indebtedness		
Other accounts payable and accrued expenses		$ 170,049
Total aggregate indebtedness		$ 170,049
Computation of basic net capital requirement		
Minimum net capital required		$ 250,000
Excess net capital at 1,500 percent		$ 1,216,304
Excess net capital at 1,000 percent		$ 1,224,807
Ratio: Aggregate indebtedness to net capital		.1 to 1

There are no material differences from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2006).

PART II

REPORT ON INTERNAL CONTROL

DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 15, 2007

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Florida Investment Advisers, Inc. (FIA) (a wholly owned subsidiary of The Tampa Banking Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FIA including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because FIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of FIA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which FIA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that FIA's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the audit committee and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

END